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                                                                     Exhibit 4.1

                             SUPPLEMENTAL INDENTURE

          THIS SUPPLEMENTAL INDENTURE (this "8% Notes Supplemental Indenture"), dated as of January 31, 2006, is between Dex Media, Inc. (f/k/a Forward Acquisition Corp.), a Delaware corporation (the "Company"), and U.S. Bank National Association, as trustee under the Indenture referred to below (the "Trustee").

                                   WITNESSETH:

          WHEREAS, Dex Media, Inc., a Delaware corporation ("Dex Media"), and the Trustee heretofore executed and delivered an Indenture, dated as of November 10, 2003 (the "8% Notes Indenture"), providing for the issuance of $500 million aggregate principal amount of 8% Notes due 2013 of Dex Media (the "8% Notes"; capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the 8% Notes Indenture);

          WHEREAS, as a result of the merger of Dex Media with and into the Company pursuant to the Agreement and Plan of Merger, dated October 3, 2005, among Dex Media, the Company and R.H. Donnelley Corporation, a Delaware corporation and parent of the Company, the Company will assume the obligations of Dex Media under the 8% Notes Indenture and the 8% Notes; and

          WHEREAS, this 8% Notes Supplemental Indenture has been duly authorized by all necessary corporate action on the part of each of the Company and the Trustee.

          NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the 8% Notes as follows:

                                   ARTICLE I

                         Assumption by Successor Company

          Section 1.1. Assumption of the 8% Notes Indenture. The Company hereby expressly assumes all obligations of Dex Media under the 8% Notes and the 8% Notes Indenture.

          Section 1.2. Trustee's Acceptance. The Trustee hereby accepts this 8% Notes Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the 8% Notes Indenture.

                                   ARTICLE II

                        Effect of Supplemental Indenture

          Section 2.1. Effect of this 8% Notes Supplemental Indenture. Upon the execution and delivery of the 8% Notes Supplemental Indenture by the Company and the Trustee, the 8% Notes Indenture shall be supplemented in accordance herewith, and this 8% Notes Supplemental Indenture shall form a part of the 8% Notes Indenture for all purposes, and every holder of 8% Notes heretofore or hereafter authenticated and delivered under the 8% Notes Indenture shall be bound thereby.

          Section 2.2. 8% Notes Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the 8% Notes Indenture shall remain in full force and effect.

          Section 2.3. 8% Notes Indenture and this 8% Notes Supplemental Indenture Construed Together. This 8% Notes Supplemental Indenture is an indenture supplemental to and in implementation of the 8% Notes Indenture, and the 8% Notes Indenture and this 8% Notes Supplemental Indenture shall henceforth be read and construed together.

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          Section 2.4. Confirmation and Preservation of 8% Notes Indenture. The
8% Notes Indenture as supplemented by this 8% Notes Supplemental Indenture is in all respects confirmed and preserved.

          Section 2.5. Trust Indenture Act Controls. If and to the extent that any provision of this 8% Notes Supplemental Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision included in this 8% Notes Supplemental Indenture by the TIA, such imposed duties or incorporated provisions shall control.

          Section 2.6. Severability. In case any provision in this 8% Notes Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          Section 2.7. Benefits of 8% Notes Supplemental Indenture. Nothing in this 8% Notes Supplemental Indenture or the 8% Notes Indenture, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the holders of the 8% Notes, any benefit of any legal or equitable right, remedy or claim under the 8% Notes Indenture, this 8% Notes Supplemental Indenture or the 8% Notes.

                                   ARTICLE III

                                  Miscellaneous

          Section 3.1. Successors. All agreements of the Company in this 8% Notes Supplemental Indenture shall bind its successors. All agreements of the Trustee in this 8% Notes Supplemental Indenture shall bind its successors.

          Section 3.2. Certain Duties and Responsibilities of the Trustee. In entering into this 8% Notes Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the 8% Notes Indenture and the 8% Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

          Section 3.3. Governing Law. This 8% Notes Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

          Section 3.4. Multiple Originals. The parties hereto may sign any number of copies of this 8% Notes Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Once signed copy is enough to prove this 8% Notes Supplemental Indenture.

          Section 3.5. Headings. The Article and Section headings herein are inserted for convenience of reference only, are not to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

          Section 3.6. The Trustee. The Trustee shall not be responsible in any manner for or in respect of the validity or sufficiency of this 8% Notes Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made by the Company.

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          IN WITNESS WHEREOF, the parties hereto have caused this 8% Notes
Supplemental Indenture to be duly executed as of the date first written above.

                                        DEX MEDIA, INC.
                                        (f/k/a/ FORWARD ACQUISITION CORP.)


                                        By: /s/ Robert J. Bush
                                            ------------------------------------
                                        Name: Robert J. Bush
                                        Title: Vice President and Secretary

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                                        U.S. BANK NATIONAL ASSOCIATION


                                        By: /s/ Richard Prokosch
                                            -------------------------------
                                        Name: Richard Prokosch
                                        Title: Vice President